SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 12, 2012

Commission File No. 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note: This Form 6-K is being filed by NewLead Holdings Ltd. (the “Company,” “we,” “us” or “our”) with the Securities and Exchange Commission (the “SEC”) to provide updated information on the beneficial ownership of the officers, directors and persons known to us as beneficially owning more than 5% of our common shares.

The information contained in this Form 6-K reflects certain recent issuances of common shares by us, including, among others: (i) the issuance of an aggregate of an aggregate of 1,216,668 common shares to our Executive Chairman and our Chief Executive Officer pursuant to their respective employment agreements, and (ii) the issuance of an aggregate of 6,550,000 common shares in settlement of an aggregate of $6,606,294 of unsecured market payables owed to certain third-party creditors.

The information contained in this Report is hereby incorporated by reference into our Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Security Ownership of Certain Beneficial Holders and Management

The following table sets forth information regarding the beneficial ownership of our common shares as of February 29, 2012 for:

•	each person known by us to own beneficially more than 5% of our shares;

•	each of our directors and executive officers who beneficially own our shares; and

•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of February 29, 2012 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. All of the information below is based on 17,399,257 common shares outstanding as of February 29, 2012. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Executive Officers and Directors(1)
Michail S. Zolotas(2)(3)(4)	19,106,640	61.1%
Nicholas G. Fistes(3)	2,547,558	14.6%
Antonios Bertsos	101,418	*
Spyros Gianniotis	147,084	*
Steve J. Oh	70,000	*
Panagiotis Skiadas	157,084	*
Panagiotis-Peter Kallifidas	106,364	*

George Fragos	140,455	*
Sozon Alifragkis	139,545	*
Directors and Executive Officers as a Group	22,516,148	72.0%

Principal Shareholders
Focus Maritime Corp.(2)	16,100,001	51.5%
Grandunion Inc.(3)	2,059,474	11.8%
Rocket Marine Inc.(5)(6)	1,463,631	8.4%

*	Less than one percent.
(1)	Unless otherwise specified, the business address of each of our executive officers and directors is set forth below is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.
(2)	Includes 13,877,778 common shares underlying the 7% Senior Unsecured Convertible Notes due 2019 (the “7% Notes”). Focus Maritime Corp. (“Focus Maritime”), a Marshall Islands corporation, is wholly owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion Inc. (“Grandunion”) with the SEC on September 16, 2010.
(3)	Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, each of whom owns 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010.
(4)	Includes an aggregate of 69,334 and 5,247 common shares beneficially owned by Terra Stabile A.E. and Meltemi Deck EPE, each of which are affiliated with Mr. Zolotas. The address of Terra Stabile A.E. is Krevata 9 Street, Piraeus 185 38, Greece and the address for Meltemi Deck EPE is Agiou Meletiou 68, Athens 112 51, Greece.
(5)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, our former Chief Executive Officer and President and a former member of our board of directors, and Captain Gabriel Petridis, our former Chairman, each owns 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed by Rocket Marine Inc. with the SEC on October 16, 2009.
(6)	The voting agreement between Rocket Marine Inc. and Grandunion, pursuant to which Grandunion had voting power over 1,463,631 common shares beneficially owned by Rocket Marine Inc., was terminated effective as of February 29, 2012. As a result, these shares of Rocket Marine Inc. are no longer included in the beneficial ownership of any of Mr. Zolotas, Mr. Fistes or Grandunion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: March 12, 2012